Exhibit 4.4

AMENDMENT TO THE

GENERAL RE CORPORATION AND GOVERNMENT EMPLOYEES COMPANIES

SAVINGS AND STOCK OWNERSHIP PLAN

As Amended and Restated Effective December 31, 2017

The General Re Corporation and Government Employees Companies Savings and Stock Ownership Plan, as amended and restated effective December 31, 2017 (the “Plan”), is hereby further amended, effective as of December 31, 2017, as provided below:

1.	Section LL, “Articles X, XI, XII and XIII,” of Schedule IX of Appendix B to the Plan is hereby amended by deleting the section in its entirety and replacing it with the following:

“Articles X, XI, XII and XIII: Articles X, XI, XII and XIII of the Plan shall apply to GEICO Employees and their ESOP Accounts. Notwithstanding the foregoing, the following Section 11.8 shall apply to GEICO Employees:

(a)    Unless otherwise agreed to by the Corporation, no fiduciary hereunder (who is an Employee) shall receive any compensation for services as such. Expenses incurred by fiduciaries in connection with the administration of the Plan shall be paid by the Trustees from the Trust Fund in accordance with the direction of the Plan Administrator, unless paid by the Corporation. Brokerage fees, transfer taxes, if any, and other expenses incident to the purchase or sale of securities, including Sponsor Stock, by the Trustees shall, for Plan purposes, be deemed to be part of the cost of such securities, or deducted in computing the sale proceeds there from, as the case may be.

(b)    Notwithstanding anything to the contrary contained herein, any per-participant recordkeeping or administrative services fees applicable to GEICO Employees not paid by the GEICO Companies and not otherwise paid from forfeited amounts pursuant to Section 16.13(b) shall be charged to the ESOP Account of the GEICO Employee who is a Participant, beneficiary or alternate payee. In addition, the Committee may charge the ESOP Account of an individual Participant, beneficiary or alternate payee a reasonable charge to offset the cost of processing a request of such Participant, beneficiary or alternate payee (e.g., fees for loan originations, loan maintenance, distributions, withdrawals, or determinations regarding the qualification of domestic relations orders).”

2.	Section QQ, “Section 16.13,” of Schedule IX of Appendix B to the Plan is hereby amended by adding a new Section 16.3(b) and renumbering the first paragraph of Section 16.13 as Section 16.13(a):

“(b)    To the extent that any amounts forfeited pursuant to Section 16.13(a) shall be used to pay expenses under the Plan, such amounts shall be used, no later than as of the end of the Plan Year in which the forfeiture occurs, first to pay the per-participant recordkeeping or administrative service fees that are assessed against the ESOP Accounts of the GEICO Employees who are designated as active on the Plan’s recordkeeping system, other than participant-originated fees, and then to pay any other administrative expenses under the Plan identified by the Committee in accordance with Section 11.8.”

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